                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                         Florafax International, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   33982510
                                (CUSIP Number)

Mr. Lance Laifer                       With a copy to:
Laifer Capital Management, Inc.        Gerald Adler, Esq.
Hilltop Partners, L.P.                 Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                    919 Third Avenue
New York, New York 10036               New York, New York 10022
(212) 921-4139                         (212) 758-9500
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 6, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: / /.

Check the following box if a fee is being paid with this statement: /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 33982510                                            Page 2 of __ Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Hilltop Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
       WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES         7.   SOLE VOTING POWER
                                 736,129
 BENEFICIALLY
                         8.   SHARED VOTING POWER
 OWNED BY EACH                   0

REPORTING PERSON         9.   SOLE DISPOSITIVE POWER
                                 736,129
     WITH
                         10.  SHARED DISPOSITIVE POWER
                                 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       736,129

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.0%

14.  TYPE OF REPORTING PERSON*
       PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 33982510                                            Page 3 of __ Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Laifer Capital Management, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
       WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES         7.   SOLE VOTING POWER
                                 1,012,829
 BENEFICIALLY
                         8.   SHARED VOTING POWER
 OWNED BY EACH                   0

REPORTING PERSON         9.   SOLE DISPOSITIVE POWER
                                 902,629
     WITH
                         10.  SHARED DISPOSITIVE POWER
                                 465,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,368,429

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16.7%

14.  TYPE OF REPORTING PERSON*
       CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 33982510                                            Page 4 of __ Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Lance Laifer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
       WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES         7.   SOLE VOTING POWER
                                 1,012,829
 BENEFICIALLY
                         8.   SHARED VOTING POWER
 OWNED BY EACH                   0

REPORTING PERSON         9.   SOLE DISPOSITIVE POWER
                                 902,629
     WITH
                         10.  SHARED DISPOSITIVE POWER
                                 465,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,368,429

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16.7%

14.  TYPE OF REPORTING PERSON*
       IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D
                          Florafax International, Inc.

     This Statement on Schedule 13D is filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons").

Item 1. Security and Issuer.

     This Statement relates to the common stock (the "Common Stock") of Florafax International, Inc. (the "Company"). The address of the principal executive offices of the Company is 8075 20th Street, Vero Beach, Florida 32966.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed jointly for Hilltop Partners, L.P., a Delaware limited partnership ("Hilltop"), its general partner, Laifer Capital Management, Inc., a Delaware corporation, and Lance Laifer, the President, sole Director and principal stockholder of Laifer Capital Management, Inc. Each of Joan Gill and Jeffrey Eisenberger is a Vice President of Laifer Capital Management, Inc. (Ms. Gill and Mr. Eisenberger are sometimes hereinafter referred to as the "Covered Persons").

     (b), (c) and (f) The address of Hilltop is 45 West 45th Street, New York, NY 10036. Hilltop is a Delaware limited partnership. Its principal business is investments.

     The address of the principal office of Laifer Capital Management, Inc. is 45 West 45th Street, New York, NY 10036. Laifer Capital Management, Inc. is a Delaware corporation. Its principal business is investment management.

     Lance Laifer's principal occupation is investment management and his business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, New York, NY 10036. Mr. Laifer is a United States citizen.

     Joan Gill's principal occupation is investment management and her business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, New York, NY 10036. Ms. Gill is a Vice President of Laifer Capital Management, Inc. and is a United States citizen.

     Jeffrey Eisenberger's principal occupation is investment management and his business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, New York, NY 10036. Mr. Eisenberger is a Vice President of Laifer Capital Management, Inc. and is a United States citizen.

     (d) and (e) During the past five years, none of the Reporting Persons nor the Covered Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

     The source of the funds used by Hilltop to purchase the securities of the Company was working capital. The source of the funds used by Laifer Capital Management, Inc. to purchase the securities of the Company was (i) the working capital of Hilltop and (ii) the working capital or other funds of its various investment advisory clients listed in the transaction records attached hereto as Annex A. The amount of funds used by the Reporting Persons to purchase Common Stock is as follows:

          Hilltop                                       $1,347,858.00
          Various Wolfson family entities ("Wolfson")   $  650,694.00
          Haussman Holdings N.V. ("Haussman")           $  201,829.00
          Hilltop Offshore Limited ("Offshore")         $  304,884.00

Item 4. Purpose of the Transaction.

     Each of the Reporting Persons acquired its or his shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

     Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

     (a) Hilltop is the beneficial owner of 736,129 shares (9.0%) of Common
Stock.

     Laifer Capital Management, Inc. is the beneficial owner of 1,368,429 shares (16.7%) of Common Stock. The 1,368,429 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

     (i) 736,129 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

     (ii) 632,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, (b) Haussman, a Netherlands Antilles corporation, with an address at De Ruyterkade, 62, P.O. Box 819, Curacao, Netherlands Antilles, and (c) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

     Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

     The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of September 5, 1996, there were 8,209,000 shares of Common Stock of the Company outstanding.

     (b) Hilltop has the sole power (i) to vote or to direct the voting of and
(ii) to dispose and to direct the disposition of the 736,129 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

     Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 736,129 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of 276,700 shares of Common Stock owned by certain of the Clients, (ii) has the sole power to dispose and direct the disposition of 166,500 shares of Common Stock owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of 465,800 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients.

     (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were effected in the open market. There have been no transactions in the Common Stock effected by the Covered Persons during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     Exhibit A.   Agreement of Joint Filing.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 1996               HILLTOP PARTNERS, L.P.

                                           By: LAIFER CAPITAL MANAGEMENT, INC.,
                                               as General Partner

                                            By: /s/ Lance Laifer
                                                Lance Laifer
                                                President

                                         LAIFER CAPITAL MANAGEMENT, INC.

                                            By: /s/ Lance Laifer
                                                Lance Laifer
                                                President

                                                /s/ Lance Laifer
                                                Lance Laifer

                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Florafax International, Inc. and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 13th day of September, 1996.

                                         HILLTOP PARTNERS, L.P.

                                         By: LAIFER CAPITAL MANAGEMENT, INC.,
                                             as General Partner

                                         By: /s/ Lance Laifer
                                             Lance Laifer, President

                                         LAIFER CAPITAL MANAGEMENT, INC.

                                         By: /s/ Lance Laifer
                                             Lance Laifer, President

                                             /s/ Lance Laifer
                                             LANCE LAIFER

                                      Annex A

                                    Laifer     Hilltop   Wolfson   Offshore  Haussman
Date      Price   Comm.  Net Price  # Shares   # Shares  # Shares  # Shares  # Shares
7/15/96  $2.1250  $0.00   $2.1250   4,000      0         4,000     0         0
7/16/96   2.1875   0.00    2.1875   15,000     7,200     5,100     1,600     1,100
7/16/96   2.3750   0.05    2.4250   2,000      1,100     400       300       200
7/23/96   2.3043   0.03    2.3343   49,500     28,000    11,000    6,300     4,200
8/7/96    2.1250   0.03    2.1550   5,000      2,800     1,200     600       400
8/8/96    2.1250   0.03    2.1650   5,929      3,429     1,200     800       500
8/14/96   2.1875   0.03    2.2175   5,000      2,800     1,200     600       400
8/20/96   2.0875   0.00    2.0875   15,000     6,100     6,500     1,400     1,000
8/22/96   2.1875   0.03    2.2175   2,000      1,100     400       300       200
9/6/96    1.7700   0.00    1.7700   1,155,500  621,600   300,300   140,600   93,000
9/6/96    2.1250   0.03    2.1550   3,500      2,000     800       400       300